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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          AMERICAN REALTY TRUST, INC.
 ...............................................................................
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
 ...............................................................................
                         (Title of Class of Securities)


                                  029127-40-9
 ...............................................................................
                                 (CUSIP Number)


                                 Ronald F. Akin
                                 Davister Corp.
                   10670 North Central Expressway, Suite 410
                              Dallas, Texas 75231
                                 (214) 750-5800
 ...............................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 8, 1998
 ...............................................................................
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No. 029172-40-9
-----------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                                            Davister Corp.  75-2338496
         ......................................................................................

-----------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................................
         (b) ..................................................................................

-----------------------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................................

-----------------------------------------------------------------------------------------------
                                                     00
     4)  Source of Funds (See Instructions) ...................................................

-----------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..
 ...............................................................................................

-----------------------------------------------------------------------------------------------
                                                     Nevada
     6)  Citizenship or Place of Organization  ................................................

-----------------------------------------------------------------------------------------------
                                                              1,670,299
                  7)       Sole Voting Power ..................................................
 Number of
                  -----------------------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................................
 Owned by
                  -----------------------------------------------------------------------------
Each Report-                                                  1,670,299
ing Person        9)       Sole Dispositive Power .............................................
With
                  -----------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................................

-----------------------------------------------------------------------------------------------
                                                                           1,670,299
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........................

-----------------------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)..
 ...............................................................................................

-----------------------------------------------------------------------------------------------
                                                                       15.5%
     13) Percent of Class Represented by Amount in Row (11) ...................................

-----------------------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................................
         ......................................................................................
         ......................................................................................

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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") is an amendment to (and restatement of) Schedule 13D for original date of event of December 8, 1994 filed with the Securities and Exchange Commission (the "Commission") on December 15, 1994, relating to shares of Common Stock, par value $0.01 per share (the "ART Common Stock") of American Realty Trust, Inc., a Georgia corporation (the "Issuer" or "ART"), which has its principal executive offices located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. The CUSIP number of the shares of ART Common Stock is 029177-40-9.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Amendment No. 1 is filed by Davister Corp. ("Davister"), a Nevada corporation which presently has its principal executive offices located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Davister received certificates representing the ART Common Stock described in Item 5 below upon the termination of Nanook Partners, L.P. on or about December 8, 1998, which is the date (if any) requiring the filing of this Amendment No. 1. Davister's principal business is investment in real estate. The name, business address, present principal occupation or employment, and the name and address of the corporation or organization in which each such occupation, position, office or employment is conducted, of each of the executive officers or directors of Davister are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         (d) During the last five years, neither Davister nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Davister nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were required of Davister to acquire the ART Common Stock. See Item 6 below for a description of the liquidation and dissolution of Nanook Partners, L.P. on December 8, 1998 which resulted in the transfer of the ART Common Stock to Davister in dissolution of Nanook Partners, L.P.


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ITEM 4.  PURPOSE OF TRANSACTION.

         Davister has no present plans or proposals which would result in Davister seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 1, Davister has no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that Davister may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving Issuer; or

                  (c) a sale or transfer of a material amount of assets of the Issuer; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the Board of Directors; or

                  (e) any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that ownership of the number of shares of Common Stock by Davister described in Item 5 below could have the effect of making it more difficult for persons to obtain control of the Issuer in the future; or

                  (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of December 8, 1998, an aggregate of 1,670,299 Shares of ART Common Stock were held by Davister, which constitutes an aggregate of approximately 15.5% of the total number of 10,756,308 Shares of ART Common Stock believed to be issued and outstanding as of such date.

         (b) Davister has the sole power to vote 1,670,299 Shares of ART Common Stock and, subject to compliance with applicable securities laws, Davister has the sole power to dispose of all of such 1,670,299 Shares of ART Common Stock of the Issuer.

         (c) During the 60 calendar days ended December 8, 1998 and thereafter through the date of this Amendment No. 1, except for the receipt of the 1,670,299 shares of ART Common Stock through the termination of Nanook Partners, L.P., Davister did not engage in any transaction in Shares of ART Common Stock or any other equity interest derivative thereof. See Item 6 below.

         (d) No person other than Davister or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the 1,670,299 Shares of ART Common Stock held by Davister.

         (e) Not applicable as to Davister. Nanook Partners, L.P. ceased to be the beneficial owner of the ART Common Stock on December 8, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The partners in Nanook Partners, L.P. determined to terminate and dissolve such limited partnership effective December 8, 1998. In connection with that event and the liquidation of its interest in Nanook Partners, L.P., Davister received 1,670,299 Shares of ART Common Stock owned by such partnership plus certain other assets and Davister assumed certain related liabilities. The other partners received cash in liquidation and termination of their interests in Nanook Partners, L.P. The partners executed a Termination of Partnership Agreement dated December 8, 1988 (the "Termination Agreement") to evidence the termination and filed a Certificate of Cancellation with the Secretary of State of Delaware.

         All of the Shares of ART Common Stock received by DAVISTER from such partnership may be deemed to be "collateral" for borrowings assumed by DAVISTER pursuant to margin or other account arrangements with some 17 brokerage firms relating to accounts assumed by DAVISTER. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the

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market value of the ART Common Stock, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraph and the Termination Agreement executed in connection with the termination and dissolution of Nanook Partners, L.P., Davister does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finders fees, joint venturers, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Dated: March 12, 1999                   DAVISTER CORP.



                                        By: /s/ RONALD F. AKIN
                                           ------------------------------------
                                           Ronald F. Akin, President

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                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF DAVISTER CORP.


      NAME AND CAPACITY WITH
           DAVISTER CORP.                          BUSINESS ADDRESS
      ----------------------                       ----------------

Ronald F. Bruce                             10670 North Central Expressway
Director                                    Suite 501
                                            Dallas, Texas 75231
Ronald F. Akin                              10670 North Central Expressway
Director and President                      Suite 501
                                            Dallas, Texas 75231
Ronald E. Kimbrough                         10670 North Central Expressway
Vice President, Secretary and               Suite 410
Treasurer                                   Dallas, Texas 75231




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